UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported) April 30, 2024

Shackelford Pharma Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

700 West Georgia Street, 25th Floor

Vancouver, British Columbia, Canada V7Y 1B3

(Full mailing address of principal executive offices)

(888) 377-4225

(Issuer's telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Resignation of Chief Financial Officer

As of April 30, 2024, Christopher Clark has resigned from the position of Chief Financial Officer of Shackelford Pharma Inc. (the "Company"). The Company will not seek to replace the Chief Financial Officer position at this time, but will continue ongoing assessments of its team composition and structure, and bring on relevant team members as needed.

The Company's Chief Executive Officer will act as the principal accounting officer in the interim.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

Shackelford Pharma Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Date:	April 30, 2024